FX Energy
                                 March 25, 1998

                                   MEMORANDUM


To:       Board of Directors

Date:     March 25, 1998

Re:       Memorandum of Understanding
          Expiring options and related matters


-------------------------------------------------------------------------------

On February 17, 1998, at the conclusion of the quarterly board meeting of FX Energy (the "company") two of the company's officers and directors, David Pierce and Andy Pierce, each elected to exercise certain stock options that were nearing expiration. In anticipation of the need for funds to pay the exercise price, to pay the income taxes associated with the exercise, and to pay other income taxes and personal liabilities, David and Andy advised the board that they would need to sell company common stock in the near future. These matters and related issues were discussed at length during the two days of board meetings.

The central point of the discussions was the need to balance two conflicting interests: on the one hand is the company's need to access the equity capital markets this year, and on the other hand is David and Andy's need to sell a portion of their equity holdings. The company plans to raise $15 million (plus or minus $5 million) in April or May (prior to the first round of drilling by Apache) and may do a much larger public offering late in 1998. David and Andy need approximately $1.7 million in the aggregate to cover taxes and other liabilities, an amount which they believe could be realized through the sale of their common shares into the market.

The conflict arises because sales by insiders are interpreted by the market as a lack of confidence in the company's future value, thereby eroding investor confidence and diminishing the perceived value and market price of the company's common stock. Sales made by insiders in January 1997 were seen by the board of directors to have precisely this adverse effect. Insider sales can be expected to cost the company a considerable amount of money (or stock) to the extent the company raises funds at a lower price than would be possible absent insider sales.

The problem is expected to be less severe in the future, once the company has made hydrocarbon discoveries in Poland. At that point, the perceived value of the company and its shares is expected to be tied to estimates of reserves and future production. Until then, much of the company's value will be based on intangibles, and will remain more or less vulnerable to adverse market reaction to insider sales.

After much discussion among the board members and the company's legal and accounting advisors, a compromise proposal seemed to interest most board members, subject to review and comment by the company's advisors and final review and approval by the members of the board. The essence of the compromise is this: David and Andy will agree not to sell any equity securities into the market until after results are released on the two Apache wells to be spudded by June 30, or until the first commercially successful well, whichever occurs first (the "Lockup Period", which shall in no event extend beyond Dec. 31, 1998); in exchange, the company will provide funds (the "Accommodation Loan") in the amounts and at the times shown below, which David and Andy will use to pay the taxes shown.

              DAVID      ANDY
            --------   --------
Existing    $200,000        $0            Already outstanding
Loan
Exercise     125,000  $125,000 17-Feb-98  $225,000 exercise price less
Price                                      $100,000 "credit"
FICA           3,255     3,255 15-Mar-98  6.2% of first $65,400 income
Medicare      14,500    14,500 15-Mar-98  1.45% of $100,000 credit plus
                                           $900,000 "gain"
Fed Tax      131,626   143,776 15-Apr-98
State Tax     33,140    35,833 15-Apr-98
Est. Pymt     49,160    48,650 15-Apr-98  safe haven 110% of prior year tax
Est. Pymt     49,160    48,650 15-Jun-98  safe haven 110% of prior year tax
Est. Pymt     49,160    48,650 15-Sep-98  safe haven 110% of prior year tax
Est. Pymt     49,160    48,650 15-Jan-99  safe haven 110% of prior year tax
State Tax     51,258    53,013 15-Apr-99  Est. remaining tax liability due to
                                           option exercise
Fed Tax      195,535   199,947 15-Apr-99  Est. remaining tax liability due to
                                           option exercise
            --------  -------- ---------
            $950,954  $769,924 $1,720,87


Repayment of principal and interest (at the current rate for home mortgages) of the Accommodation Loan will be without recourse except against that number of shares (the "Collateral Shares") which, at $7.375 per share, would be required to cover all of the principal (not interest) amounts actually drawn (a maximum of 128,943 for David; 104,397 for Andy). The appropriate number of Collateral Shares will be placed with the company's counsel, Kruse, Landa & Maycock, LLC, as custodian for the Company prior to any draw date.

The company will have the right at any time on 45 days' notice after the Lockup Period to demand payment in full of the principal and interest on the Accommodation Loan. Within such 45 day period or at maturity on April 30, 1999, David and Andy shall either (i) repay in cash the principal and interest of the Accommodation Loan, (ii) tender that number of shares (including Collateral Shares) which, at the average bid price for the five trading days preceding tender, would satisfy the principal and interest in full, (iii) or tender a number of shares equal to the number of Collateral Shares (not necessarily the actual Collateral Shares) as full satisfaction of such obligation. In any event, all principal and interest on the Accommodation Loan will be due on December 31, 1999.

David and Andy will have the right at any time to satisfy the Loan by tendering to the Company that number of shares, including Collateral Shares, which, at the average bid price for the five trading days preceding such tender, would satisfy the principal and interest in full.

After the Lockup Period, proceeds from any stock sales by David or Andy will be applied first to repayment of the Loan to the extent it has not already been paid. If such sales include Collateral Shares, such sales will be effected by delivering the certificates representing such shares held in custody on behalf of the Company to the selling broker under irrevocable instructions from the selling executive and the Company that first net sales proceeds be disbursed directly to the Company for credit against the loan

Unless the Loan has already been satisfied, the company will have the right at any time to include the Collateral Shares (or substitute shares provided by David or Andy) in a public or private offering and to retain so much of the sale proceeds as may be required to satisfy the Accommodation Loan. If the amount due under such loan is greater than the sale proceeds then the Loan will nevertheless be deemed paid in full.

The Accommodation Loan facility is intended to provide the funds to be drawn, at David's and Andy's election, as set forth above. Subsequent draws may be made even though earlier draws have been repaid. The Accommodation Loan facility will terminate on, and no further draws can be made after, April 15, 1999.

After the Lockup Period, David and Andy will discuss with the board any plans they may make from time to time to sell shares. To the extent the company plans to do an offering in the same time frame, all parties will give serious consideration to including management shares therein.

The foregoing is intended as a memorandum of understanding between the Company and each of David and Andy. In addition to this memorandum, the transactions contemplated hereby shall be evidenced by a separate promissory note, pledge agreement, and letter instructions to the custodian of the shares between the Company and each of David and Andy, substantially in the forms attached. The Company and David and Andy shall take such further action and execute such further instruments as may be appropriate to effectuate the purpose and intent of this memorandum and the additional documents entered into in connection herewith.

The foregoing is accepted and agreed to this 25th day of March, 1998.


/s/ David N. Pierce

/s/ Andrew W. Pierce

FX ENERGY, INC.
By /s/ Thomas B. Lovejoy, Chairman